UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at March 24, 2009

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F.....X....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: March 30, 2009

Print the name and title of the signing officer under his signature.

  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO ANNOUNCES RECORD QUARTERLY PRODUCTION AND 2008 YEAR END RESULTS

March 24, 2009, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE AMEX: TGB) ("Taseko" or the "Company") reports the results for the fifteen months ended December 31, 2008. Currency is Canadian dollars unless otherwise indicated.

For the year ended December 31, 2008 the Company reports an operating profit of $56.5 million, before provisional pricing and inventory adjustments. Annual gross revenues1 were $258.6 million from the sale of 77.9 million pounds of copper and 800 thousand pounds of molybdenum at an average realized price of US$2.68 per pound for copper and US$28.19 per pound for molybdenum. Net earnings for the fifteen months ended December 31, 2008 was $3.5 million or $0.02 per share.

Russell Hallbauer, President and CEO of Taseko commented, "During 2008, Taseko's management team focused on the completion of the Gibraltar expansion and modernization projects - investing in the mine to ensure its long-term continuous operation. The position we find ourselves in today supports that decision. The goal we set out to achieve 36 months ago was to upgrade the Gibraltar operation and lower the operating costs to remain profitable at all points of the copper price cycle.

"Gibraltar expansion efforts impacted our operating cost structure during 2008, as significant costs were expensed and metal production was lower than anticipated. Since September, costs have been reduced dramatically as we've focused on optimizing the milling operation and cost containment. In a mere five months, we have reduced our operating costs from over US$2.00 per pound to US$1.13 per pound in February 2009."

Mr. Hallbauer concluded, "In addition to the many initiatives taking place at Gibraltar, significant progress has been made on our Prosperity Gold-Copper Project. In early 2009, the Environmental Assessment Report for Prosperity was filed with the British Columbia Provincial Government. The report consists of 3,000 pages of expert opinion supported by scientific data and technical analysis and includes more than 10 years of examination in the areas of geography, ecology, sociology and archaeology. The review process will be completed by the Provincial Government in 180 days."

Key highlights during the quarter and year include:

•Gibraltar produced a record 18.8 million pounds of copper for the three months ending December 31, 2008, as a result of increased throughput achieved by completion of the Phase 1 mill expansion.

•For the three months ending December 31, 2008, the average realized price, before provisional pricing adjustments, for copper was US$1.61 per pound and for molybdenum was US$19.96 per pound.
• For the fiscal year, the average realized price for copper was US$2.68 per pound and for molybdenum was US$28.19 per pound.
•Copper in concentrate sales for the year were 73.4 million pounds, copper in cathode sales were 4.5 million pounds.
•Molybdenum in concentrate sales during the year were 0.8 million pounds.
• In February 2009, a US$30 million term loan facility was completed with Credit Suisse to fund completion of key capital projects.
1 Gross Revenues is a non-GAAP measure defined as revenues before quotational pricing adjustments.

Financial Results and Current Market Conditions

Non-GAAP Measures

The table and discussion below includes certain non-GAAP performance measures that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. The Company believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company's performance. The Company's use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP.

(in millions of dollars)	Fifteen months ending December 31, 2008	Twelve months ending September 30, 2007	Three months ending December 31, 2008	Three months ending December 31, 2007
Gross Revenues[1]	258.6	216.1	32.5	43.7
Gross Cost of Sales[2]	194.7	109.5	47.5[3]	25.0
Amortization	7.4	3.2	2.0	0.7
Unadjusted Operating Profit (Loss)	56.5	103.4	(17.0)	18.0
Adjustments:
Quotational Pricing[1]	(26.9)	2.3	(21.9)	1.2
Inventory NRV Adjustment[2]	(1.4)	-	(1.5)	-
Operating Profit as reported	28.1	105.7	(40.4)	19.2

1 Gross Revenues is a non-GAAP measure defined as revenues before quotational pricing adjustments.
2 Gross Cost of Sales is a non-GAAP measure defined as cost of sales before inventory net realizable value ("NRV") adjustments.
3 Cost of sales for the three months ended December 31, 2008 consist of production costs of $30.9 million, treatment and transportation costs of $7 million and inventory adjustment of $9.6 million relating to cost of inventory produced in the prior period but sold in the current period.

Deterioration of global economic conditions during the latter part of the 2008 calendar year resulted in a significant weakening of base metal prices and high volatility in the exchange traded commodity price. As a result of the economic crisis and concurrent decrease in demand for copper, the London Metal Exchange price declined from US$2.90 per pound at the end of September 2008 to US$1.32 per pound at the end of December 2008.

The following table illustrates the significant changes in the average per pound prices for copper and molybdenum on a quarter by quarter basis over the past fifteen months:

	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q5 2008
LME Copper Price Average	$3.27	$3.51	$3.83	$3.49	$1.77

	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q5 2008
Molybdenum Oxide Price Average	$32.50	$33.75	$33.50	$33.75	$17.75

For the fifteen months ended December 31, 2008, Taseko generated an operating profit before quotational period and inventory adjustments of $56.5 million compared to $103.4 million during the twelve months ended September 30, 2007. Additionally, during the fifteen-month period, Taseko generated cash from operating activities of $46.9 million as compared to $86.0 million for the twelve month period ended September 30, 2007.

Under the Company's concentrate sales contracts, final copper and molybdenum prices are set based on the average metal price in a specified future Quotational Period (QP). Typically, the quotational periods for copper are either one or four months after the date of arrival at the port of discharge and for molybdenum is one month after the month of shipment. Revenues are recorded under these contracts at the time title passes to the buyer and are based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from one to five months after shipment. A $26.9 million negative pricing adjustment was recorded in the fifteen months ended December 31, 2008 related to the rapid deterioration in copper and molybdenum prices in the final three months of 2008. The result of these adjustments and other expenses was net earnings after tax of $3.5 million for the fifteen months ended December 31, 2008 as compared to net earnings after tax of $48.3 million for the year ended September 30, 2007. The corresponding loss for Taseko for the three months ended December 31, 2008 was $39.7 million as compared to net earnings after tax of $16.2 million for the three months ended December 31, 2007.

Copper prices have improved in the first quarter of 2009 which will result in positive price adjustments.

Copper Sales and Inventory

• Copper in concentrate sales volume increased by 49% to 17.6 million pounds in the three months ending December 31, 2008 from the 11.8 million pounds of copper sold during the three months ending December 31, 2007. Copper in concentrate sales volume during the fifteen months ending December 31, 2008 were 73.4 million pounds, compared to sales volume of 53.4 million pounds in the twelve months ending September 30, 2007.
• Copper cathode sales volume doubled in the three months ending December 31, 2008 to 0.90 million pounds compared to 0.44 million pounds in the three months ending December 31, 2007. Copper cathode sales volume for the fifteen months ending December 31, 2008 were 4.5 million pounds, compared to 2.1 million pounds in the twelve months ending September 30, 2007.
• Copper in concentrate inventory at December 31, 2008 was 4.1 million pounds compared to 6.3 million pounds at December 31, 2007 and 4.6 million at September 30, 2007.
• Copper cathode inventory at December 31, 2008 was 0.4 million pounds compared to 0.9 million pounds at December 31, 2007 and 0.3 million pounds at September 30, 2007.

Molybdenum Sales and Inventory

• Molybdenum in concentrate sales volume declined by 32% to 143,000 pounds from 210,000 pounds sold in the three months ending December 31, 2007. Molybdenum in concentrate sales during the fifteen months ending December 31, 2008 were 0.8 million pounds, compared to sales volume of 0.6 million pounds in the twelve months ending September 30, 2007.
• The inventory at December 31, 2008 was 77,000 pounds compared to 96,000 pounds at December 31, 2007 and 18,100 pounds at September 30, 2007.
• The average price realized for sales of molybdenum for the three months ending December 31, 2008 declined to US$19.96 per pound, compared to US$32.18 per pound realized in the three months ending December 31, 2007.

Revenue adjustments were incurred during the period related to shipments in prior quarters. The QP for shipments sold to Gibraltar's concentrate trader in August and September 2008 was four months after month of arrival of the shipment at the designated smelter. As a result, the close or final QP for these shipments was January and February 2009. These shipments were provisionally priced when they were shipped, but the copper price dropped dramatically in October 2008 to a copper price at the end of December 2008 of US$1.39 per pound. This resulted in a negative pricing adjustment of $26.9 million.

Gibraltar Production

The following table illustrates detail on Gibraltar's 15-month performance for fiscal 2008 as well as the last quarter of 2008 plus January and February 2009:

	Fiscal 2008 [6]	October 2008[3]	November 2008[3]	December 2008[3]	January 2009[3]	February 2009[3]
Total tons mined (millions)[1]	51.8	3.9	2.4	2.3	2.5	2.2
Tons of ore milled (millions)	13.6	1.2	0.9	1.0	1.1	1.1
Stripping ratio	2.7	2.7	1.6	1.0	1.2	0.9
Copper grade (%)	0.351	0.372	0.317	0.404	0.350	0.352
Molybdenum grade (%Mo)	0.009	0.010	0.009	0.011	0.009	0.009
Copper recovery (%)	75.8	73.2	75.1	80.7	81.6	82.2
Molybdenum recovery (%)	31.8	20.6	33.6	31.4	39.1	30.1
Copper production (millions lb) [2]	76.9	6.9	5.0	6.9	6.4	6.2
Molybdenum production (thousands lb)	840	52	57	71	75	57
Foreign Exchange ($US/$C)	1.05	1.18	1.22	1.23	1.23	1.25
Copper production costs per pound of copper	US$2.16	US$1.44	US$1.57	US$1.24	US$1.09	US$1.03
By-product credit[4] per pound of copper	US$0.29	US$0.09	US$0.09	US$0.09	US$0.12	US$0.12
Copper production costs, net of by-product credits[3], per lb of copper	US$1.87	US$1.35	US$1.48	US$1.15	US$0.97	US$0.91
Off property costs for transport, treatment (smelting & refining) & sales[5] per lb of copper	US$0.43	US$0.29	US$0.27	US$0.27	US$0.22	US$0.22
Total cash costs of production per lb of copper	US$2.30	US$1.64	US$1.76	US$1.42	US$1.19	US$1.13

1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 Copper production includes concentrate and cathode.
3 The results presented on a monthly basis are unaudited.
4 By-product credit is calculated on a three month total and averaged over the quarter.
5 Off property costs are calculated on a three month total and averaged over the quarter.
6 Fiscal 2008 relates to the 15 months ending December 31, 2008.

Tons mined during the three months ending December 31, 2008 decreased compared to the same period ending December 31, 2007 as a result of the November implementation of the revised mine plan which included a significantly reduced strip ratio.

Record copper production of 18.8 million pounds was achieved during the three-month period ending December 31, 2008, an increase from the 13.4 million pounds produced in the three-month period ending December 31, 2007. This production increase is a result of the increased throughput achieved by completion of the Phase 1 mill expansion. Copper and molybdenum metallurgical recoveries were low in October and November as a result of mechanical problems related to the regrind mill. The regrind mill will be replaced in summer of 2009 as part of the completion of the Phase 2 mill expansion.

A new 24-month mine plan implemented in November 2008 for the Gibraltar mine will sustain 45,000 tons per day ("tpd") mill throughput while mining at a significantly reduced strip ratio, which will result in lower mine equipment hours and manpower requirements. Maintaining mill feed at planned grades and reduced strip ratio is possible as a result of the pre-stripping investment that was made during 2007 and early 2008. This new operational plan along with declining input costs, a weaker Canadian dollar and the finalization of remaining Phase 2 expansion items indicate total cash costs (onsite and offsite costs) will decline to approximately US$1.15 per pound.

Gibraltar Expansion Project

Construction of the Phase 1 mill expansion was completed in February 2008. The ramp up to the rated processing capacity of 46,000 tpd has been ongoing since completion of the construction phase. Sustained periods of operation at the rated capacity are becoming more frequent and of longer duration as mill operations personnel continue to refine the metallurgical performance relating to grind size at higher mill throughput rates and metal recovery. The improved performance is evidenced by the copper recovery increasing from 73.2% in October 2008 to 82.2% in February 2009, a 12% increase.

The Phase 2 expansion program consists of modernizing and increasing the capacity of the regrind, cleaner flotation, and ancillary circuits along with installation of a two-stage tailings pumping system. Phase 2 is designed to increase concentrator capacity from 46,000 to 55,000 tpd. The construction schedule for Phase 2 has been modified as a result of management's review of capital spending. The regrind mill and cleaner flotation circuits will be completed in the summer of 2009 as they are not cash intensive to complete and they provide very robust payback by enhancing both copper and molybdenum recoveries. Ramp up to 55,000 tpd will occur following completion of the remainder of the Phase 2 program and completion of the in-pit crusher and conveyor.

The Phase 3 expansion was designed to increase throughput capacity by a further 30,000 tpd to 85,000 tpd. The engineering for Phase 3 was well advanced and the estimated capital cost had been confirmed at $300 million for mill infrastructure and $50 million for mining equipment. With the exception of upgrading or replacing the molybdenum circuit, the entire project has been deferred as a result of the credit market conditions and copper market outlook. Once the economic conditions improve, the decision to move forward on this next phase of expansion will be reviewed.

Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.
In September 2007, the Company announced the positive results of a feasibility study for the Project2. Based on the feasibility study, the mineral reserves, as set out below, will support annual production of 247,000 ounces of gold and 108 million pounds of copper for 20 years.

Prosperity Mineral Reserves and Resources At C$5.25 NSR/t Cut-Off
	Size M Tonnes	Grade		Recoverable Metal		Contained Metal
		Au (g/t)	Cu (%)	Au(M oz)	Cu (B lb)	Au (M oz)	Cu (B lb)
Proven & Probable Reserves	487	0.43	0.22	4.7	2.0	6.7	2.4
Measured & Indicated Resources	524	0.39	0.26	-	-	6.6	2.9
Total	1,011	0.41	0.24	-	-	13.3	5.3

A summary of the parameters and results from the economic analysis of the project, based on the conclusions from the feasibility study, are:
• A projected exchange rate of US$0.80/C$1.00.
• A long term copper price of US$1.50 per pound of copper.
• A long term gold price of US$575 per ounce of gold.
• Pre-production capital cost of C$807 million.
• Operating cost of C$6.26 per tonne milled over the life of the mine.
• Net Present Value (NPV) of C$260 million at 7.5% discount rate
• Internal Rate of Return (IRR) of 12%.

2 Taseko News Release dated September 24 2007.

The mine plan contemplates a large-scale conventional truck and shovel open pit mining and milling operation. The processing plant has been designed with a nominal capacity of 70,000 tonnes per day.

A sensitivity of the project to metals price assumptions is presented in the following table:

	$US1.40/lb Cu $US550/oz Au	$US1.50/lb Cu $US575/oz Au	$US1.75/lb Cu $US600/oz Au	$US2.00/lb Cu $US650/oz Au
Pre-tax NPV ($C millions)	87	260	594	991
Internal Rate of Return (%)	9	12	17	22

During 2008, detailed engineering was performed in order to reduce capital and operating costs thereby counteracting the impact of the then rapidly-escalating costs being experienced in projects worldwide. Engineering included a redesign of the plant site layout, concentrator, maintenance shop, primary crusher, camp/administration complex, miscellaneous infrastructure, and pit development. The revised designs improve energy and operations efficiency to minimize operating costs. Worldwide pressure on costs and availability of infrastructure and equipment has softened substantially since the economic decline at the end of 2008 and the effects of these input parameters on the Project are being evaluated.

The Ministry of Environment of British Colu mbia accepted Taseko's Environmental Assessment report as complete on March 13, 2009 and is moving forward under provisions of the Environmental Assessment Act with an Environmental Assessment Office ("EAO")-led review of this Project. The Canadian Environmental Assessment Agency ("CEAA") and the B.C. EAO are collaborating on their respective federal and provincial environmental assessment processes in a coordinated manner. The EAO review is mandated by law to be completed 180 calendar days after the acceptance date noted above. Federal and provincial government decisions on proceeding with the Project will be made following completion of the Environmental Assessment process.

Near-Term Outlook

•Forecasted production for Gibraltar in 2009 is approximately 80 million pounds of copper and 800,000 pounds of molybdenum.
•Total cash costs are expected to average US$1.15 per pound for 2009 as cost saving initiatives take full effect.
•Prosperity Environmental Assessment approvals expected in October 2009. The Company will be filing its annual consolidated financial statements, including notes thereto and auditor's report, management discussion and analysis and annual information form on SEDAR in the normal course and in accordance with its continuous disclosure requirements. Financial statements for this news release are attached. For information contact: Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.

Information Concerning Estimates of Measured and Indicated Resources
This news release uses the terms "measured resources" and "indicated resources". Taseko Mines Limited advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

TASEKO MINES LIMITED

Consolidated Balance Sheets

(Expressed in thousands of Canadian Dollars)

		September 30 2007		September 30 2006
ASSETS				
Current assets				
Cash and equivalents	$	37,636	$	89,408
Restricted cash		4,400		–
Marketable securities and investments		18,542		11,500
Accounts receivable		12,021		9,342
Advances to related party		807		–
Inventory		18,058		24,218
Prepaid expenses		1,069		1,221
Current portion of future income taxes		–		11,601
Current portion of promissory note		2,086		2,157
		94,619		149,447
Deferred financing costs		–		1,382
Mineral properties, plant and equipment		176,898		43,445
Reclamation deposits		33,396		32,004
Promissory note		72,350		71,009
Future income taxes		–		174
	$	**377,263**	**$**	**297,461**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	30,435	$	21,962
Current portion of deferred revenue		175		19,759
Current portion of royalty obligation		2,086		2,157
Income taxes		6,573		3,985
Current portion of future income taxes		5,320		–
		44,589		47,863
Income taxes		24,645		21,058
Royalty obligation		63,330		64,632
Deferred revenue		1,050		1,225
Convertible debt		41,008		42,774
Site closure and reclamation costs		17,441		18,975
Future income taxes		21,540		–
		213,603		196,527
Shareholders' equity				
Share capital		205,040		197,592
Equity component of convertible debt		13,655		13,655
Tracking preferred shares		26,642		26,642
Contributed surplus		8,633		3,648
Accumulated other comprehensive income		2,338		–
Deficit		(92,648)		(140,603)
		163,660		100,934
	$	**377,263**	**$**	**297,461**

TASEKO MINES LIMITED

Consolidated Statements of Operations and Comprehensive Income

(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

	Years ended September 30		
	2007	2006	2005
Revenue			
Copper	$ 199,872	$ 140,341	$ 71,946
Molybdenum	18,554	21,559	15,692
	218,426	161,900	87,638
Cost of sales	(109,533)	(103,628)	(71,348)
Depletion, depreciation and amortization	(3,155)	(3,412)	(2,657)
Operating profit	105,738	54,860	13,633
Expenses (income)			
Accretion of reclamation obligation	1,777	1,732	1,574
Exploration	8,967	3,544	506
Foreign exchange	233	(289)	34
Asset retirement obligation change of estimates	(4,570)	–	–
Loss on extinguishment of capital leases	–	240	–
Loss on sale of equipment	–	–	2,161
General and administration	6,501	5,286	2,412
Gain on sale of marketable securities	(1,508)	–	–
Ledcor termination fee	–	3,500	–
Interest and other income	(11,093)	(7,170)	(10,548)
Interest expense	5,947	4,594	3,175
Interest accretion on convertible debt	2,922	1,280	1,075
Restart project	–	–	6,347
Stock-based compensation	6,771	3,182	1,129
Change in fair value of financial instruments	1,925	–	–
	17,872	15,899	7,865
Earnings before income taxes	87,866	38,961	5,768
Income tax recovery (expense)	(3,959)	(4,397)	4,099
Future income tax recovery (expense)	(35,645)	(1,648)	13,423
Earnings for the year	$ 48,262	$ 32,916	$ 23,290
Other comprehensive income (loss)			
Unrealized loss on available-for-sale reclamation deposit	(419)	–	–
Unrealized gain on available-for-sale marketable securities / investments	4,710	–	–
Tax adjustment	(445)	–	–
Reclassification of realized gain on sale of marketable securities	(1,508)	–	–
Other comprehensive income	$ 2,338	$ –	$ –
Total comprehensive income	$ 50,600	$ 32,916	$ 23,290
Earnings per share			
Basic	$ 0.37	$ 0.29	$ 0.23
Diluted	0.36	0.26	0.21
Weighted average number of common shares outstanding (in thousands)			
Basic	129,218	113,554	100,022
Diluted	142,278	126,462	110,733

TASEKO MINES LIMITED

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

	Years ended September 30		
	2007	2006	2005
Operating activities			
Earnings for the year	$ 48,262	$ 32,916	$ 23,290
Items not involving cash		–	–
Asset retirement obligation change in estimate	(4,570)	–	–
Accretion of reclamation obligation	1,777	1,732	1,574
Depreciation, depletion and amortization	3,155	3,412	2,657
Interest accretion on convertible debt	2,922	1,280	1,075
Loss on extinguishment of capital leases	–	240	–
Loss on sale of equipment	–	–	2,161
Stock-based compensation	6,771	3,182	1,129
Future income taxes	35,645	1,648	(13,423)
Unrealized foreign exchange loss (gain)	(3,309)	49	–
Gain on sale of marketable securities	(1,508)	–	–
Change in fair value of financial instruments	1,925	–	–
Changes in non-cash operating working capital			
Accounts receivable	(2,679)	(2,596)	(3,980)
Advances to related parties	(833)	89	–
Inventories	6,160	(3,344)	(20,874)
Prepaids	152	693	(1,704)
Accrued interest income on promissory note	(1,270)	(4,311)	(4,145)
Accounts payable and accrued liabilities	8,499	8,789	(1,301)
Deferred revenue	(19,759)	4,836	14,398
Accrued interest expense on royalty obligation	(1,371)	1,461	1,434
Income taxes	6,175	5,399	(4,099)
Site closure and reclamation expenditures	(167)	(71)	–
Cash provided by (used in) operating activities	85,979	55,405	(1,809)
Investing activities			
Purchase of property, plant and equipment	(127,032)	(16,146)	(8,263)
Purchase of mineral property interest	(1,800)	–	–
Proceeds received on sale of property, plant and equipment	–	–	22,068
Restricted cash	(4,400)	5,000	(5,000)
Reclamation deposits	(20)	(13,000)	–
Accrued interest income on reclamation deposits	(1,791)	(723)	(634)
Investments	(21,564)	–	–
Proceeds from redemption and disposal of investments	16,999	–	–
Investment in convertible promissory note	–	(11,500)	–
Cash provided by (used in) investing activities	(139,608)	(36,369)	8,170
Financing activities			
Principal repayments under capital lease obligation	–	(15,077)	(7,274)
Bank operating loan	–	–	(1,857)
Common shares issued for cash, net of issue costs	1,857	31,893	9,606
Convertible bonds issued, net of issue costs	–	31,826	–
Cash provided by financing activities	1,857	48,642	475
Increase (decrease) in cash and equivalents	(51,772)	67,679	6,836
Cash and equivalents, beginning of year	89,408	21,729	14,893
Cash and equivalents, end of year	**$ 37,636**	**$ 89,408**	**$ 21,729**

TASEKO MINES LIMITED

Consolidated Statements of Shareholders' Equity

(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

	Fifteen Months Ended December 31, 2008 (Unaudited)			Year Ended September 30, 2007		
Common shares	Number of shares			Number of shares		
Balance at beginning of the period	130,580,538	$	205,040	128,388,175	$	197,592
Share purchase options at $1.15 per share	–		–	409,833		471
Share purchase options at $1.29 per share	–		–	75,000		97
Share purchase options at $2.07 per share	30,000		62	233,300		483
Share purchase options at $2.18 per share	145,500		317	244,000		532
Share purchase options at $2.63 per share	–		–	20,000		53
Share purchase options at $2.68 per share	7,500		20	27,500		74
Share purchase options at $3.07 per share	78,500		241	48,000		147
Share purchase options at $4.09 per share	3,600		15	–		–
Share purchase options at $4.50 per share	5,000		23	–		–
Shares issued for the purchase of mineral property interest	–		–	1,134,730		3,805
Fair value of stock options allocated to shares issued on exercise	–		514	–		1,786
Shares issued for the purchase of royalty interest	1,000,000		5,220	–		–
Shares issued for debt conversion	2,612,971		21,318	–		–
Equity financings at $5.20 per share, net of issue costs	9,637,792		46,945	–		–
Equity financings at $0.70 per share, net of issue costs	9,085,715		5,975	–		–
Balance at end of the period	153,187,116		285,690	130,580,538		205,040
Equity component of convertible debt						
Balance at beginning of the period			13,655			13,655
Convertible debenture conversion adjustment			(9,823)			–
Balance at end of the period			3,832			13,655
Tracking preferred shares						
Balance at beginning and end of the period			26,642			26,642
Contributed surplus						
Balance at beginning of the period			8,633			3,648
Stock-based compensation			6,442			6,771
Fair value of stock options allocated to shares issued on exercise			(514)			(1,786)
Balance at end of the period			14,561			8,633
Accumulated other comprehensive income						
Balance at beginning of the period			2,338			–
Unrealized gain (loss) on reclamation deposits			1,859			(419)
Unrealized gain (loss) on available-for-sale marketable securities			(11,295)			4,710
Reclassification of realized gain on sale of marketable securities			(1,152)			(1,508)
Tax effect			1,570			(445)
Balance at end of the period			(6,680)			2,338
Deficit						
Balance at beginning of the period			(92,648)			(140,603)
Adjustment to opening deficit			–			(307)
Net earnings for the period			3,510			48,262
Balance at end of the period			(89,138)			(92,648)
TOTAL SHAREHOLDERS' EQUITY		$	234,907		$	163,660